================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                             ____________________
                                SCHEDULE 13E-3

              RULE 13-E TRANSACTION STATEMENT UNDER SECTION 13(e)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                             ____________________

                          NATIONAL HOME CENTERS, INC.
                             (Name of the Issuer)

                          NATIONAL HOME CENTERS, INC.
                     (Name of Person(s) Filing Statement)
                             ____________________

                    Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)

                                   636376105
                     (CUSIP Number of Class of Securities)
                             ____________________
                                Brent A. Hanby
             Executive Vice President and Chief Financial Officer
                          National Home Centers, Inc.
                               Highway 265 North
                          Springdale, Arkansas 72765
                                (501) 756-1700
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [X] A tender offer.

d. [ ] None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                           CALCULATION OF FILING FEE:

-----------------------------------------------------------------------------------------------
Transaction Valuation*                         Amount of Filing Fee
-----------------------------------------------------------------------------------------------
$3,649,856                                      $729.97
-----------------------------------------------------------------------------------------------

*Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 2,607,040 shares of common stock, par value $.01 per share (the "Shares"), of National Home Centers, Inc., an Arkansas corporation (the "Company") at a price per share of $1.40 in cash.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:            $729.97

Form or Registration No.:          Schedule TO

Filing Party:                      The Newman Family, LLC and
                                   Dwain A. Newman

Date Filed:                        November 9, 2001


  This Schedule 13E-3 Transaction Statement relates to the offer by The Newman Family, LLC (the "Purchaser"), which is wholly-owned by Dwain A. Newman, the Chairman of the Board of Directors and majority stockholder of National Home Centers, Inc., an Arkansas corporation ("NHC"), and his wife, Glenda R. Newman, to purchase any and all outstanding shares of common stock, par value $.01 per Share, (the "Shares") of NHC which are not beneficially owned by Mr. Newman for a price of $1.40 per Share net to the seller in cash, upon and subject to the conditions in the Offer to Purchase, dated November 9, 2001, as may be amended or supplemented from time to time (the "Offer to Purchase"), and in the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-9 filed by NHC with the Securities and Exchange Commission on November 9, 2001 (which together with any amendments or supplements thereto, collectively constitute the "Offer").

Item 1.  Summary Term Sheet.

     The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" is incorporated herein by reference.

Item 2.  Subject Company Information.

     (a) Name and Address.  The name of the subject company to which this
Schedule 13E-3 relates is National Home Centers, Inc., an Arkansas corporation ("NHC"). The address of NHC's principal executive offices is Highway 265 North, Springdale, Arkansas 72765, and its telephone number is (501) 756-1700.

     (b) Securities. The title of the class of NHC's equity securities to which this Schedule 13E-3 relates is the common stock, par value $.01 per share, of NHC. As of December 12, 2001, there were 7,142,251 Shares outstanding.

     (c) Trading Market and Price. The information set forth in the Offer to Purchase under the caption "The Tender Offer--Price Range of the Shares; Dividends" is incorporated herein by reference.

     (d) Dividends. The information set forth in the Offer to Purchase under the caption "The Tender Offer--Price Range of Shares; Dividends" is incorporated herein by reference.

     (e) Prior Public Offerings. The information set forth in the Offer to Purchase under the caption "Special Factors--Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

     (f) Prior Stock Purchases. The information set forth in the Offer to Purchase under the caption "Special Factors--Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

     (a)-(c) NHC is the filing person and the subject company in this Schedule 13E-3. The information set forth in the Offer to Purchase under the caption "The Tender Offer--Certain Information Concerning NHC" is incorporated herein by reference.

Item 4.  Terms of the Transaction.

     (a) Material Terms. The information set forth in the Offer to Purchase under the captions "Introduction," "The Tender Offer--Terms of the Offer; Expiration Date," "The Tender Offer--Acceptance for Payment and Payment," "The Tender Offer--Procedures for Accepting the Offer and Tendering Shares," "The Tender Offer--Withdrawal Rights" and "The Tender Offer--Certain Federal Income Tax Consequences" is incorporated herein by reference.

     (c) Different Terms. The information set forth in the Offer to Purchase under the caption "Special Factors--Interests of Certain Persons in the Offer" is incorporated herein by reference.

     (d) Appraisal Rights. The information set forth in the Offer to Purchase under the caption "Special Factors--Appraisal Rights" is incorporated herein by reference.

     (e) Provisions for Unaffiliated Security Holders. The information set forth in the Offer to Purchase under the captions "Introduction" and "Special Factors--Recommendation of the Board of Directors and Fairness of the Offer" is incorporated herein by reference.

     (f) Eligibility for Listing or Trading.  Inapplicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

     (a) Transactions. (1) Other than the transactions contemplated by the Offer to Purchase, no transactions with an aggregate value of more than one percent of NHC's consolidated revenues have occurred during the past two fiscal years or during the current fiscal year through the date of this Schedule 13E-3 between NHC and any affiliate of NHC that is not a natural person.

          (2) Other than as described in paragraphs (b) and (c) of this Item 5, no transaction or series of transactions with an aggregate value of more than $60,000 have occurred during the past two fiscal years between NHC and any executive officer or director of NHC or any affiliate of NHC that is not a natural person, except the information set forth in Exhibit (e)(1) of the
Schedule 14D-9 of NHC filed with the Securities and Exchange Commission on November 9, 2001, is incorporated herein by reference.

     (b) Significant Corporate Events. The information set forth in the Offer to Purchase under the caption "Special Factors--Background of the Offer" is incorporated herein by reference.

     (c) Negotiations or Contacts. The information set forth in the Offer to Purchase under the caption "Special Factors--Background of the Offer" is incorporated herein by reference.

     (e) Agreements Involving the Subject Company's Securities. The information set forth in the Schedule 14D-9 under the caption "Past Contacts, Transactions, Negotiations and Agreements" is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

     (b) Use of Securities Acquired. The information set forth in the Offer to Purchase under the caption "Special Factors--The Merger" is incorporated herein by reference.

     (c) Plans. The information set forth in the Offer to Purchase under the caption "Special Factors--Plans for NHC After the Offer; Certain Effects of the Offer" is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects.

     (a) Purposes. The information set forth in the Offer to Purchase under the caption "Special Factors--Purpose and Reasons for the Offer" is incorporated herein by reference.

     (b) Alternatives. The information set forth in the Offer to Purchase under the caption "Special Factors--Recommendation of the Board of Directors and Fairness of the Offer" is incorporated herein by reference.

     (c) Reasons. The information set forth in the Offer to Purchase under the caption "Special Factors--Purpose and Reasons for the Offer" is incorporated herein by reference.

     (d) Effects. The information set forth in the Offer to Purchase under the captions "Special Factors--Plans for NHC After the Offer; Certain Effects of the Offer," "Special Factors--Interests of Certain Persons in the Offer" and "The Tender Offer--Certain Federal Income Tax Consequences" is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

     (a) Fairness. The information set forth in the Offer to Purchase under the captions "Summary Term Sheet--What Does NHC's Board of Directors Think of the Offer?" and "Special Factors--Recommendation of the Board of Directors and Fairness of the Offer" is incorporated herein by reference.

     (b) Factors Considered in Determining Fairness. The information set forth in the Offer to Purchase under the captions "Special Factors--Recommendation of the Board of Directors and Fairness of the Offer" and "Special Factors--Opinion of Special Committee's Financial Advisor" is incorporated herein by reference.

     (c) Approval of Security Holders. The information set forth in the Offer to Purchase under the caption "Special Factors--Recommendation of the Board of Directors and Fairness of the Offer" is incorporated herein by reference.

     (d) Unaffiliated Representative. The information set forth in the Offer to Purchase under the captions "Special Factors--Background of the Offer" and "Special Factors--Recommendation of the Board of Directors and Fairness of the Offer" is incorporated herein by reference.

     (e) Approval of Directors. The information set forth in the Offer to Purchase under the captions "Summary Term Sheet--What Does NHC's Board of Directors Think of the Offer?" and "Special Factors--Background of the Offer" is incorporated herein by reference.

     (f)  Other Offers.  Inapplicable.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

     (a) Report, Opinion or Appraisal. The information set forth in the Offer to Purchase under the captions "Special Factors--Recommendation of the Board of Directors and Fairness of the Transaction" and "Special Factors--Opinion of the Special Committee's Financial Advisor" is incorporated herein by reference.

     (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Offer to Purchase under the captions "Special Factors--Background of the Offer" and "Special Factors--Opinion of the Special Committee's Financial Advisor" is incorporated herein by reference.

     (c) Availability of Documents. The information set forth in the Offer to Purchase under the caption "Special Factors--Opinion of the Special Committee's Financial Advisor" is incorporated herein by reference.

Item 10.  Source and Amounts of Funds or Other Consideration.

     (a) Source of Funds. The information set forth in the Offer to Purchase under the caption "The Tender Offer--Source and Amount of Funds" is incorporated herein by reference.

     (b) Conditions. The information set forth in the Offer to Purchase under the caption "The Tender Offer--Source and Amount of Funds" is incorporated herein by reference.

     (c) Expenses. The information set forth in the Offer to Purchase under the caption "The Tender Offer--Certain Fees and Expenses" is incorporated herein by reference.

     (d) Borrowed Funds. The information set forth in the Offer to Purchase under the caption "The Tender Offer--Source and Amount of Funds" is incorporated herein by reference.

Item 11.  Interest in Securities of the Subject Company.

     (a) Securities Ownership. The information set forth in the Offer to Purchase under the caption "The Tender Offer--Certain Information Concerning the Purchaser" is incorporated herein by reference.

     (b) Securities Transactions. The information set forth in the Offer to Purchase under the caption "Special Factors--Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

Item 12.  The Solicitation or Recommendation.

     (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Offer to Purchase under the caption "Special Factors--Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

     (e) Recommendations of Others. The information set forth in the Offer to Purchase under the caption "Special Factors--Recommendation of the Board of Directors and Fairness of the Offer" is incorporated herein by reference.

Item 13.  Financial Statements.

     (a) Financial Information. The information set forth in the Offer to Purchase under the caption "The Tender Offer--Certain Information Concerning NHC" is incorporated herein by reference.

          NHC's audited financial statements included or incorporated by reference in its Annual Report on Form 10-K, Item 8, for the fiscal year ended January 31, 2001, are incorporated herein by reference.

          NHC's unaudited financial statements included in its Quarterly Report on Form 10-Q, Part I, Item 2, for the quarter and nine months ended October 31, 2001, are incorporated herein by reference.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

     (a) Solicitations or Recommendations. No person has been directly or indirectly employed or retained, or will be compensated, by NHC to make solicitations or recommendations in connection with the Offer.

     (b) Employees and Corporate Assets. No officer, employee or corporate assets of NHC have been or will be employed or used by NHC in connection with the Offer.

Item 15.  Additional Information.

     (b) Other Material Information. The information set forth in the schedule 14D-9, Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 16.  Exhibits.

     The exhibits to the Schedule TO filed with the Securities and Exchange Commission by the Purchaser and Dwain A. Newman are hereby incorporated by reference to Item 12 of the Schedule TO. In addition, the following Exhibits are filed herewith:


 Exhibit                                       Description
 -------                                       -----------

  (e)(1)   Item 11 and Item 13 of National Home Centers, Inc.'s Annual Report on Form 10-K for
           the fiscal year ended January 31, 2001 (incorporated herein by reference to Exhibit
           (e)(1) to National Home Centers, Inc.'s Schedule 14D-9, filed with the Securities and Exchange Commission on November 9, 2001).

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                National Home Centers, Inc.

                                By:  /s/ Brent A. Hanby
                                   -----------------------------------------
                                         Brent A. Hanby
                                         Executive Vice President and Chief
                                         Financial Officer

Dated:  December 17, 2001